UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Wausau Paper Corp.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

943315101
(CUSIP Number)

STEPHEN RANERI
LIONEYE CAPITAL MANAGEMENT LLC
152 W. 57th Street, 10th Floor
New York, New York 10019
(212) 257-5690
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON LIONEYE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,980,009
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,980,009
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,980,009
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON LIONEYE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,469,670
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,469,670
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,469,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STEPHEN RANERI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,469,670
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,469,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,469,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON ARTHUR ROSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,469,670
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,469,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,469,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by LionEye Master Fund and held in the LionEye Capital Management Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted on Schedule A.  The aggregate purchase price of the 1,980,009 Shares beneficially owned by LionEye Master Fund is approximately $21,180,259, including brokerage commissions.  The aggregate purchase price of the 1,489,661 Shares held in the LionEye Capital Management Accounts is approximately $16,095,305, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 49,970,649 Shares outstanding as of July 31, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2014.

A.	LionEye Master Fund

(a)	As of the close of business on August 18, 2014, LionEye Master Fund beneficially owned 1,980,009 Shares.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 1,980,009
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,980,009
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LionEye Master Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	LionEye Capital Management

(a)
As of the close of business on August 18, 2014, 1,489,661 Shares were held in the LionEye Capital Management Accounts.  LionEye Capital Management, as the investment manager of LionEye Master Fund and the LionEye Capital Management Accounts, may be deemed the beneficial owner of the (i) 1,980,009 Shares owned by LionEye Master Fund and (ii) 1,489,661 Shares held in the LionEye Capital Management Accounts.

Percentage: Approximately 6.9%

CUSIP NO. 943315101

(b)	1. Sole power to vote or direct vote: 3,469,670
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,469,670
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by LionEye Capital Management through the LionEye Capital Management Accounts and on behalf of LionEye Master Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Messrs. Raneri and Rosen

(a)
Each of Messrs. Raneri and Rosen, as a managing member of LionEye Capital Management, may be deemed the beneficial owner of the (i) 1,980,009 Shares owned by LionEye Master Fund and (ii) 1,489,661 Shares held in the LionEye Capital Management Accounts.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,469,670
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,469,670

(c)
None of Messrs. Raneri or Rosen has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of LionEye Master Fund and through the LionEye Capital Management Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 943315101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 19, 2014

LionEye Master Fund Ltd

By:	/s/ Stephen Raneri
	Name:	Stephen Raneri
	Title:	Director

LionEye Capital Management LLC

By:	/s/ Stephen Raneri
	Name:	Stephen Raneri
	Title:	Managing Member

/s/ Stephen Raneri
Stephen Raneri

/s/ Arthur Rosen
Arthur Rosen

CUSIP NO. 943315101

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale
LIONEYE MASTER FUND LTD

28,596		10.55000	06/16/2014
(31,594)		10.90984	07/01/2014
3,480		10.25039	07/08/2014
4,330		10.25058	07/10/2014
15,291		10.26163	07/11/2014
691		10.30685	07/15/2014
2,225		10.25708	07/16/2014
4,080		10.15333	07/17/2014
2,448		10.05667	07/21/2014
1,995		10.11000	07/28/2014
62,147	*	10.07000	08/01/2014
11,805		10.08000	08/01/2014
57,003		9.80000	08/04/2014
71,396		9.90600	08/06/2014
28,558		9.47000	08/07/2014
2,950		9.41000	08/07/2014
12,759		9.52000	08/08/2014
11,413		9.23000	08/14/2014
285		8.89000	08/15/2014
239,920		8.70000	08/15/2014

LIONEYE CAPITAL MANAGEMENT LLC
(Through the LionEye Capital Management Accounts)

48	10.55000	06/16/2014
21,356	10.55000	06/16/2014
(8,701)	10.90984	07/01/2014
(4,968)	10.90984	07/01/2014
45,800	10.90959	07/01/2014
(537)	10.90984	07/01/2014
739	10.25039	07/08/2014
586	10.25039	07/08/2014
780	10.25039	07/08/2014
854	10.25039	07/08/2014

____________________
* Represents an internal transfer of Shares to LionEye Master Fund from the LionEye Capital Management Accounts.

CUSIP NO. 943315101

720		10.25058	07/10/2014
799		10.25058	07/10/2014
805		10.25058	07/10/2014
3,226		10.26163	07/11/2014
2,326		10.26163	07/11/2014
3,231		10.26163	07/11/2014
3,682		10.26163	07/11/2014
147		10.30685	07/15/2014
115		10.30685	07/15/2014
148		10.30685	07/15/2014
168		10.30685	07/15/2014
475		10.25708	07/16/2014
372		10.25708	07/16/2014
475		10.25708	07/16/2014
542		10.25708	07/16/2014
872		10.15333	07/17/2014
682		10.15333	07/17/2014
871		10.15333	07/17/2014
995		10.15333	07/17/2014
523		10.05667	07/21/2014
409		10.05667	07/21/2014
523		10.05667	07/21/2014
597		10.05667	07/21/2014
426		10.11000	07/28/2014
334		10.11000	07/28/2014
426		10.11000	07/28/2014
487		10.11000	07/28/2014
(23,282	)**	10.07000	08/01/2014
2,242		10.08000	08/01/2014
(1)		10.08000	08/01/2014
(15,155	)**	10.07000	08/01/2014
1,779		10.08000	08/01/2014
(1)		10.08000	08/01/2014
(18,405)		10.08000	08/01/2014
(23,710	)**	10.07000	08/01/2014
2,581		10.08000	08/01/2014
10,829		9.80000	08/04/2014
8,586		9.80000	08/04/2014
10,918		9.80000	08/04/2014
12,464		9.80000	08/04/2014
13,561		9.90600	08/06/2014
10,754		9.90600	08/06/2014
13,678		9.90600	08/06/2014
15,611		9.90600	08/06/2014

____________________
** Represents an internal transfer of Shares from the LionEye Capital Management Accounts to LionEye Master Fund.

CUSIP NO. 943315101

5,426	9.47000	08/07/2014
561	9.41000	08/07/2014
4,301	9.47000	08/07/2014
444	9.41000	08/07/2014
5,471	9.47000	08/07/2014
565	9.41000	08/07/2014
6,244	9.47000	08/07/2014
645	9.41000	08/07/2014
3,130	9.52000	08/08/2014
3,078	9.52000	08/08/2014
3,347	9.52000	08/08/2014
2,686	9.52000	08/08/2014
2,173	9.23000	08/14/2014
1,727	9.23000	08/14/2014
2,192	9.23000	08/14/2014
2,495	9.23000	08/14/2014
54	8.89000	08/15/2014
45,674	8.70000	08/15/2014
43	8.89000	08/15/2014
36,297	8.70000	08/15/2014
56	8.89000	08/15/2014
46,088	8.70000	08/15/2014
62	8.89000	08/15/2014
52,444	8.70000	08/15/2014